Filed by Telewest Communications plc pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Telewest Global, Inc.

Subject Company Exchange Act File No.:

Registration Statement No.: 333-110815

Telewest Communications plc (“Telewest”) commences implementation of its planned financial restructuring.

27 November 2003

Further to the announcement on 15 September 2003, Telewest announces today that it has commenced the formal implementation of its planned financial restructuring by causing Telewest Global, Inc., a newly-formed Delaware company which will become the holding company of the restructured Telewest group, to file a registration statement with the US Securities and Exchange Commission (“SEC”). This filing will be followed in due course by the posting to bondholders of an explanatory statement setting forth the details of proposed schemes of arrangement by Telewest and Telewest’s wholly-owned finance subsidiary, Telewest Finance (Jersey) Limited. As also previously announced, pursuant to the agreement in principle among Telewest, certain of its bondholders and the majority of its senior lenders, as a result of the financial restructuring, holders of outstanding notes and debentures of Telewest and its Jersey finance subsidiary will receive 98.5% of the issued share capital of Telewest Global, and holders of Telewest’s existing shares will receive 1.5% of the issued share capital.

Commenting on the filing, Anthony (Cob) Stenham, Chairman of the board of Telewest, said: “With the filing of the SEC registration statement, we are all pleased to be entering the last stages of the restructuring, which we now anticipate will be completed during the new year. The company continues to perform well and to meet its financial targets, which is a great tribute to the team.”

As set forth in the registration statement, there will be a number of structural, management and board changes attendant to the reorganisation. Telewest Global will become the ultimate holding company for the restructured business. Telewest Global will have a new board of directors consisting of William Connors, John Duerden, Marnie Gordon, Donald LaVigne, Michael McGuiness, Rene Schuster, Steven Skinner, Barry R. Elson, as Chairman, and Charles Burdick, as Chief Executive Officer. As a U.S. holding company, it is expected that the common stock of Telewest Global will be quoted for trading on the Nasdaq National Market.

To facilitate the restructuring and the orderly transition to new ownership and the new capital structure: (i) Charles Burdick, Group Managing Director, has agreed to continue in his current position through the completion of the financial restructuring and thereafter will serve as Chief Executive Officer of Telewest Global at the pleasure of the new board of directors; (ii) Mr. Stenham (as Chairman Emeritus) has agreed to serve as consultant and senior advisor to Telewest Global; and (iii) Mr. Stephen Cook will continue to serve as General Counsel and Group Strategy Director. These arrangements, further details of which are set out in the registration statement, are to be effected by Telewest Global and have not been approved by the existing board of Telewest.

Mr. Stenham commented, “We welcome the new directors and the Chairman to Telewest and are confident that this new board of directors will deliver great things for the company going forward.”

Mr. Burdick commented, “I am pleased to continue as Managing Director through the effective date of the restructuring and thereafter will work with the board of Telewest Global as Chief Executive Officer to ensure that the restructured company continues to provide leadership in the entertainment, telephony, and broadband markets to the residential and business consumer.”

In addition, in connection with the restructuring, certain members of the Telewest board have agreed to step down from the Telewest board. As announced on 18 November 2003, Stanislas Yassukovich CBE, a former non-executive director of Telewest, resigned from the Telewest board. Anthony Rice and Denise Kingsmill CBE, two non-executive directors, intend to proffer their resignations from the Telewest board upon the posting of the explanatory statement relating to the schemes of arrangement and the shareholders’ circular and prospectus to Telewest shareholders. As a result, the Telewest board during the remaining stages of the restructuring will be comprised of Stephen Cook, Charles Burdick and Anthony (Cob) Stenham, the non-executive Chairman. Mr. Cook has agreed to tender his resignation from the Telewest board upon the completion of the financial restructuring but, as indicated above, will continue as General Counsel and Group Strategy Director. Mr. Burdick’s service as a member of the boards of Telewest and Telewest Global will be at the pleasure of the new board.

The registration statement filed today includes a prospectus in relation to common stock of Telewest Global to be issued to Telewest’s shareholders in connection with the financial restructuring and a shareholders’ circular of Telewest in relation to a proposed extraordinary general meeting of Telewest for the purpose of approving certain steps related to the financial restructuring. Telewest intends to set the meeting date and post the prospectus/shareholders’ circular to Telewest shareholders after the SEC has declared the registration statement effective. For these reasons and because details of the financial restructuring are still being confirmed, the information in the registration statement remains subject to completion or amendment. The financial restructuring is subject to a number of consents and conditions, including the consent of Telewest’s senior lenders.

Enquiries:

Telewest
Jane Hardman	020 7299 5888

Director of corporate communications

Citigate Dewe Rogerson

Anthony Carlisle	020 7638 9571/07973 611 888

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A registration statement relating to the Telewest Global common stock has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Shareholders, noteholders and other investors are advised to read the shareholders’ circular and prospectus which forms a part of the registration statement because it contains important information. Telewest Communications plc currently files, and Telewest Global, Inc. anticipates that it will file, annual and other periodic reports, statements and other information with the SEC. You may read and copy any such reports, statement or other information at the SEC’s public reference rooms in Washington, DC, New York, New York and Chicago Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings are also available from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. Shareholders, noteholders and other investors may obtain a free copy of the shareholders’ circular and prospectus and other documents filed by Telewest Global, Inc. by directing such request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, England. Attention: Company Secretary. Telephone: +44 20 7299 5000.

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